                                                                                                          Item 1
ICICI Limited

Interim audited results of ICICI Limited for the three months ended June 30, 2001 as per Indian GAAP

                                                                                                  (Rs. In Million)
------------------------------------------------------------------------------------------------------------------
                                                                 QUARTER            QUARTER               YEAR
                                                                  ENDED              ENDED               ENDED
                                                              JUNE 30, 2001      JUNE 30, 2000       MAR. 31, 2001
------------------------------------------------------------------------------------------------------------------
  1   Income from operations                                     24,285.3           21,377.7              92,466.4
------------------------------------------------------------------------------------------------------------------
  2   Other income                                                  233.7              160.3               1,162.0
------------------------------------------------------------------------------------------------------------------
  3   Total Expenditure:
------------------------------------------------------------------------------------------------------------------
      (a) Staff Cost                                                231.3              265.8                 990.4
      ------------------------------------------------------------------------------------------------------------
      (b) Bad & Doubtful debts written-off/ provided
          for (including provision for restructured
          assets and provision for standard assets)               1,096.3            1,146.5              14,215.3
      ------------------------------------------------------------------------------------------------------------
      (c) Other expenditure                                         826.5              635.6               3,054.3
      ------------------------------------------------------------------------------------------------------------
      Total Expenditure                                           2,154.1            2,047.9              18,260.0
------------------------------------------------------------------------------------------------------------------
  4   Interest (including interest tax and
      Expenses on Borrowings)                                    17,351.5           15,365.2              65,621.0
------------------------------------------------------------------------------------------------------------------
  5   Depreciation (including assets given on lease)              1,157.0              990.2               3,974.7
------------------------------------------------------------------------------------------------------------------
  6   Profit before tax                                           3,856.4            3,134.7               5,772.7
------------------------------------------------------------------------------------------------------------------
  7   Provision for taxation (including provision for
      deferred tax)                                                 600.0              260.0                 400.0
------------------------------------------------------------------------------------------------------------------
  8   Net Profit after tax                                        3,256.4            2,874.7               5,372.7
------------------------------------------------------------------------------------------------------------------
  9   SEBI adjustments relating to change in accounting
      policies for corresponding previous periods                       -                  -                     -
------------------------------------------------------------------------------------------------------------------
 10   Adjusted Profit after taxation                              3,256.4            2,874.7               5,372.7
------------------------------------------------------------------------------------------------------------------
 11   Profit after tax reported earlier                           3,256.4            2,874.7               5,372.7
------------------------------------------------------------------------------------------------------------------
 12   Adjustments relating to earlier years / change in
      accounting policies                                               -                  -                     -
------------------------------------------------------------------------------------------------------------------
 13   Taxation of earlier years (net) (See Note 3)                      -                  -                (824.3)
------------------------------------------------------------------------------------------------------------------
 14   Profit for the period                                       3,256.4            2,874.7               4,548.4
------------------------------------------------------------------------------------------------------------------
 15   Paid up Equity Share Capital (face value Rs. 10 per
      share) (including Equity Share Capital Suspense)                                                     7,848.4
------------------------------------------------------------------------------------------------------------------
 16   Reserves excluding Revaluation Reserves                                                             71,878.6
------------------------------------------------------------------------------------------------------------------
 17   Earning Per Share (Rs)                                          4.1                3.1                   6.6
------------------------------------------------------------------------------------------------------------------
 18   Shareholding:                                         No of shares      Percentage of shareholding
------------------------------------------------------------------------------------------------------------------
      Deutsche Bank (As Depository for ADS holders)           256,414,285              32.65
      ------------------------------------------------------------------------------------------------------------
      Insurance Companies                                     184,350,312              23.47
      ------------------------------------------------------------------------------------------------------------
      FIIs and NRIs                                           119,798,137              15.25
      ------------------------------------------------------------------------------------------------------------
      Individuals                                              79,668,857              10.14
      ------------------------------------------------------------------------------------------------------------
      Bodies corporate                                         59,686,899               7.60
      ------------------------------------------------------------------------------------------------------------
      Unit Trust of India                                      50,582,954               6.44
      ------------------------------------------------------------------------------------------------------------
      Banks and Financial Institutions                         24,438,430               3.11
      ------------------------------------------------------------------------------------------------------------
      Mutual funds                                             10,291,512               1.31
      ------------------------------------------------------------------------------------------------------------
      Shares in transit                                           114,062               0.01
      ------------------------------------------------------------------------------------------------------------
      TOTAL:                                                  785,345,448             100.00
------------------------------------------------------------------------------------------------------------------

NOTES:

--------------------------------------------------------------------------------
 1 Land and Buildings as on April 1, 2001 of the Company have been revalued based on approved valuer's report. The increase in value of Rs. 7,225.5 million on this account is credited to Revaluation Reserve. Depreciation on the increase in amount on account of revaluation is drawn from the Revaluation Reserve.
--------------------------------------------------------------------------------
 2 The Accounts are prepared in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, except for Accounting Standards 17 (Segment Reporting), 18 (Related Party
    Disclosures), 20 (Earnings Per Share), 21 (Consolidated Financial Statements) and 22 (Accounting for Taxes on Income). The Accounting
    Standard Nos. 17, 18, 20 and 21 relate to additional disclosures and this being quarterly accounts, additional disclosures are not made. As regards Accounting Standard 22 "Accounting for Taxes on Income" the Company has
    made provision for taxation during the current quarter applying provisions of the standard. However, the deferred tax liability as on April 1, 2001 has not been created out of reserves as required by the standard. If such liability was created, the Reserves and Surplus as on June 30, 2001 would have been lower by Rs. 3,390.0 million.
--------------------------------------------------------------------------------
3 During the quarter ended June 30, 2001 the following companies have ceased to be subsidiaries of ICICI Limited:

                                                      Date on which ceased to be
    Name of Subsidiary                                Subsidiary
    ------------------                                --------------------------

    1.  ICICI Realty Ltd.                               June 29, 2001
    2.  ICICI Properties Ltd.                           June 29, 2001
    3.  ICICI Real Estate Ltd.                          June 29, 2001
--------------------------------------------------------------------------------
4 Command Systems Inc., Ivory International Inc., Command Delaware Holdings LLC. and Nova Technology Inc., subsidiaries of the company, have been merged with ICICI Infotech Inc., a subsidiary of the company, effective from July 1, 2001.
--------------------------------------------------------------------------------
 5 The above results were taken on record by the Board of Directors of the Company at its meeting held on July 27, 2001.
--------------------------------------------------------------------------------

END